SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
TRUST INDENTURE ACT OF 1939
LDK SOLAR CO., LTD.
(Name of Applicant)
Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of Principal Executive Offices)
SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
4.75% Convertible Senior Notes due 2013	$300,000,000
Approximate Date of Proposed Public Offering: November 24, 2010

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
Telephone: 212-750-6474
(Name, address, including zip code, and telephone number,
including area code, of agent of service)

With a Copy to:
Huanting Timothy Li, Esq.
Sidley Austin LLP
Level 39, Two International Finance Centre
8 Finance Street, Central, Hong Kong
(852) 2509-7888

GENERAL
1. General Information.
(a)	Form of Organization: Exempted company with limited liability.

(b)	State or other sovereign power under the laws of which organized: Cayman Islands.
2. Securities Act Exemption Applicable.
     LDK Solar Co., Ltd. (the “Company”) is relying upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) thereof, in connection with the Company’s offer to exchange (the “Exchange Offer”) up to $300,000,000 in aggregate principal amount of its currently outstanding 4.75% Convertible Senior Notes due 2013 (the “Existing Notes”) for an equal aggregate principal amount of a newly issued class of 4.75% Convertible Senior Notes due 2013 (the “New Notes”), plus cash in an amount not greater than $85 nor less than $60 per $1,000 principal amount of such Existing Notes, upon the terms and subject to the conditions set forth in the Company’s exchange offer memorandum, dated November 24, 2010 (the “Exchange Offer Memorandum”), and the accompanying Letter of Transmittal.
     There have not been any sales of securities of the same class as the New Notes or the Existing Notes by the Company, nor are there any such other sales planned, by or through an underwriter at or about the time of the Exchange Offer.
     The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company’s officers and employees, such officers and employees will not receive additional compensation for making such solicitations.
AFFILIATIONS
3. Affiliates. Furnish a list or diagram of all affiliates of the Company and indicate the respective percentages of voting securities or other bases of control.
     The Company is currently majority-owned by LDK New Energy Holding Limited, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, chairman and chief executive officer of the Company. The Company has the following subsidiaries, with the percentage of ownership indicated:

Subsidiary	% of ownership

Jiangxi LDK Solar Hi-Tech Co., Ltd.	100
Jiangxi LDK PV Silicon Technology Co., Ltd.	85
Jiangxi LDK Solar Polysilicon Co., Ltd.	100
LDK Solar Hi-Tech (Nanchang) Co., Ltd.	100
LDK Solar Hi-Tech (Suzhou) Co., Ltd.	100
LDK Solar Hi-Tech (Xinyu) Co, Ltd.	100

Subsidiary	% of ownership

LDK Solar Hi-Tech (Hefei) Co., Ltd.	100
LDK Solar Hi-Tech (Hong Kong) Co., Ltd.	100
LDK Solar Power Technology (Xinyu) Engineering Co., Ltd.	100
LDK Solar Power Technology (Yancheng) Engineering Co., Ltd.	100
Nanchang LDK Solar Power Technology Co., Ltd.	100
Anhui LDK New Energy Co., Ltd.	100
LDK Silicon & Chemical Technology Co., Ltd.	100
LDK Silicon Holding Co., Ltd.	100
LDK Solar International Co., Ltd.	100
LDK Solar USA, Inc.	100
LDK Solar Europe Holding S.A.	100
LDK Service Italia S.r.l.	100
Les S.r.l.	90
Solar Green Technology S.p.A.	70
Laem S.r.l.	95
Lener S.r.l.	100
LD Vert S.r.l.	90
LD Green S.r.l.	90
LDK Trading Service GmbH	100
MANAGEMENT AND CONTROL
4. Directors and Executive Officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.
     The names of the directors and executive officers of the Company are set forth below. The mailing address of each of the directors and executive officers is c/o LDK Solar Co., Ltd., High-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China. The title of each of the executive officers set forth below refers to such executive officer’s position with the Company, unless other specified below.

Name	Title

Xiaofeng Peng	Chairman of the Board and Chief Executive Officer
Xingxue Tong	Director, President and Chief Operating Officer
Liangbao Zhu	Director and Senior Vice President of Operations
Yonggang Shao	Director and Senior Vice President of Corporate Strategy
Louis T. Hsieh	Independent Director
Bing Xiang	Independent Director
Junwu Liang	Independent Director
Jack Lai	Executive Vice President, Chief Financial Officer and Secretary
Yuepeng Wan	Senior Vice President and Chief Technology Officer

Name	Title
Rongqiang Cui	Head of the Research and Development Laboratory operated jointly with Shanghai Jiaotong University
Pietro Rossetto	Chief Engineer
Qiqiang Yao	Senior Vice President
5. Principal Owners of Voting Securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant as of November 24, 2010

Name and Complete			Percentage of Voting
Mailing Address	Title of Class Owned	Amount Owned	Securities Owned
Xiaofeng Peng, c/o LDK Solar Co., Ltd., High-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China	Ordinary shares, par value $0.10 each (“Ordinary Shares”)	73,085,796	54.9%
UNDERWRITERS
6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor, which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.
     (a) Morgan Stanley & Co. International plc of 25 Cabot Square, Canary Wharf, London, E14 4QA, England, UBS AG of 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, and J.P. Morgan Securities Inc. of 277 Park Avenue, New York, New York 10172, acted in April 2008 as the principal underwriters of the Existing Notes, which remain outstanding on the date of this application.
     UBS AG of 52/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong, and Goldman Sachs (Asia) L.L.C. of 68th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong acted in September 2008 as the principal underwriters of certain American depositary shares of the Company, which remain outstanding on the date of this application.
     Morgan Stanley & Co. International plc of 25 Cabot Square, Canary Wharf, London, E14 4QA, England, and Citigroup Global Markets Inc. of 338 Greenwich Street, New York, New York 10013, acted in December 2009 as the principal underwriters of certain American depositary shares of the Company, which remain outstanding on the date of this application.
     (b) There are no principal underwriters of the New Notes proposed to be offered in the Exchange Offer.
     The Company has retained The Bank of New York Mellon as the “Exchange Agent,” Georgeson Inc. as the “Information Agent”, and Piper Jaffray & Co. as the “Financial Advisor” in connection with the Exchange Offer. The Exchange Agent, Information Agent and Financial Advisor will answer questions with respect to the Exchange Offer solely by reference to the terms of the Exchange Offer Memorandum. None of the Company, the Exchange Agent, the Information Agent or the Financial Advisor makes any recommendation as to whether to exchange or refrain from exchanging the Existing Notes. The Exchange Agent, Information Agent and Financial Advisor will be paid reasonable fees directly by the Company for their services.
CAPITAL SECURITIES
7. Capitalization. (a) Set forth below is certain information as to each authorized class of securities of the Company as of November 24, 2010.

Title of Class	Amount Authorized	Amount Outstanding

Ordinary Shares	499,580,000	133,175,955
Existing Notes(1)	$400,000,000	$395,000,000
	aggregate principal	aggregate principal
	amount	amount

(1)	In connection with the Exchange Offer, it is expected that up to $300 million in the aggregate principal amount of the Existing Notes outstanding will be exchanged.
     (b) Voting Rights
     Each Ordinary Share is entitled to one vote per share on any matter presented to the holders of the Ordinary Shares; and the Existing Notes are not voting securities.
INDENTURE SECURITIES
8. Analysis of Indenture Provisions. Insert at this point the analysis of indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.
     The Company will issue the New Notes pursuant to an Indenture (the “Indenture”), to be effective as of the date of the closing of the Exchange Offer, by and between the Company and The Bank of New York Mellon, as Trustee (the “Trustee”). Other capitalized but otherwise undefined terms shall have the meanings ascribed thereto in the Indenture.
(A)	EVENTS OF DEFAULT
     An Event of Default with respect to the New Notes is defined in the Indenture as:
(i)	the Company fails to pay the principal of, or premium, if any, on, any Security when the same becomes due and payable, whether at maturity, upon Redemption, on a Fundamental Change Repurchase Date with respect to a Repurchase Upon Fundamental Change or otherwise;

(ii)	the Company fails to pay an installment of interest or additional interest on any Security when due, if such failure continues for thirty (30) days after the date when due;

(iii)	the Company fails to satisfy its conversion obligations upon exercise of a Holder’s conversion rights pursuant hereto;

(iv)	the Company fails to timely provide a Fundamental Change Notice as required by the provisions of the Indenture, or fails to timely provide any notice pursuant to, and in accordance with, Section 10.14(D);

(v)	the Company fails to comply with any other term, covenant or agreement set forth in the Securities or the Indenture and such failure continues for the period, and after the notice, specified below;

(vi)	the Company or any of its Subsidiaries defaults in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, Indebtedness for money borrowed, in the aggregate principal amount then outstanding of fifteen million dollars ($15,000,000) or more, or the acceleration of Indebtedness of the Company or any of its Subsidiaries for money borrowed in such aggregate principal amount or more so that it becomes due and payable prior to the date on which it would otherwise become due and payable and such default is not cured or waived, or such acceleration is not rescinded, within sixty (60) days after notice to the Company by the Trustee or to the Company and the Trustee by Holders of at least twenty five percent (25%) in the aggregate principal amount of the Securities then outstanding, each in accordance with the Indenture;

(vii)	the Company or any of its Subsidiaries fails, within sixty (60) days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for the Company or any of its Subsidiaries exceeds twenty-five million dollars ($25,000,000), which are not stayed on appeal;

(viii)	the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, pursuant to, or within the meaning of, any Bankruptcy Law, insolvency law, or other similar law now or hereafter in effect or otherwise, either:
     (A) commences a voluntary case,
     (B) consents to the entry of an order for relief against it in an involuntary case,
     (C) consents to the appointment of a Custodian of it or for all or substantially all of its property, or
     (D) makes a general assignment for the benefit of its creditors; or
(ix)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
     (A) is for relief against the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company in an involuntary case or proceeding, or adjudicates the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company insolvent or bankrupt,

     (B) appoints a Custodian of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company for all or substantially all of the property of the Company or any such Significant Subsidiary or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, as the case may be, or
     (C) orders the winding up or liquidation of the Company or any of its Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, and, in the case of each of the foregoing clauses (A), (B) and (C) of this Section (ix), the order or decree remains unstayed and in effect for at least ninety (90) consecutive days.
     The term “Bankruptcy Law” means the bankruptcy laws of the respective jurisdictions of incorporation of the Company and the Significant Subsidiaries for the relief of debtors. The term “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
     A Default under clause (v) above is not an Event of Default until (I) the Trustee notifies the Company, or the Holders of at least twenty five percent (25%) in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee in writing, of the Default and (II) the Default is not cured within sixty (60) days after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that the notice is a “Notice of Default.” If the Holders of at least twenty five percent (25%) in aggregate principal amount of the outstanding Securities request the Trustee to give such notice on their behalf, the Trustee shall do so. When a Default is cured, it ceases to exist for all purposes under the Indenture.
     (B) AUTHENTICATION AND DELIVERY
     The New Notes shall be executed by the Company by either of its Chairman of the Board, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, any Executive Vice President or the Secretary. The signature of any of these officers on the Securities may be manual or facsimile. Upon proper delivery of the New Notes to the Trustee for authentication, the Trustee shall authenticate and deliver such securities. There will be no proceeds to the Company resulting from issuance of the Notes.
     (C) RELEASE OF PROPERTY SUBJECT TO LIEN
     The Company’s obligations under the Notes issued under the Indenture are unsecured.
     (D) SATISFACTION AND DISCHARGE
     The Indenture shall cease to be of further effect if (a) either (i) all outstanding New Notes have been delivered to the Securities Agent for cancellation or (ii) all outstanding New Notes have become due and payable at their scheduled maturity or upon Repurchase at Holder’s Option, Redemption or Repurchase Upon Fundamental Change, and in either case the Company irrevocably deposits, prior to the applicable due date, with the Paying Agent cash sufficient to pay all amounts due and owing on all outstanding Securities on the Maturity Date or Redemption Date or Fundamental Change Repurchase Date, as the case may be and (b) the Company pays to the Trustee and the Securities Agent all other sums payable under the Indenture by the Company.
     (E) EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

(i)	The Company shall deliver to the Trustee within ninety 90 days after the end of each fiscal year of the Company a certificate of two (2) or more Officers stating whether or not the signatories to such certificate have actual knowledge of any Default or Event of Default by the Company in performing any of its obligations under the Indenture or the New Notes.

(ii)	Upon the Company becoming aware of the occurrence of any Default or Event of Default, the Company shall give prompt written notice of such Default or Event of Default, and any remedial action proposed to be taken, to the Trustee and the Securities Agent.
9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.
     Not Applicable.
CONTENTS OF APPLICATION FOR QUALIFICATION
     This application for qualification comprises:
     (a) Pages numbered 1 to 10 consecutively.
     (b) The statement of eligibility and qualification of the Trustee under the Indenture to be qualified (on Form T-1).
     (c) The following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the trustee:
(i)	Exhibit T3A — The Company’s Fourth Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008;

(ii)	Exhibit T3B — Included as part of the Company’s Fourth Amended and Restated Memorandum and Articles of Association above;

(iii)	Exhibit T3C — Form of Indenture, to be effective as of the date of the closing of the Exchange Offer, by and between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on November 24, 2010);

(iv)	Exhibit T3D — Not applicable;

(v)	Exhibit T3E.1 — Exchange Offer Memorandum, dated November 24, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on November 24, 2010);

(vi)	Exhibit T3E.2 — Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on November 24, 2010);

(vii)	Exhibit T3E.3 — Press Release, dated November 24, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed on November 24, 2010);

(viii)	Exhibit T3F — Cross-Reference Sheet (included in the Form of Indenture filed as Exhibit T3C hereto).

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, LDK Solar Co., Ltd., a company organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Hong Kong, People’s Republic of China, this 24th day of November, 2010.

(SEAL) /s/ Corporate Seal		LDK Solar Co., Ltd.

		By:	/s/ Xiaofeng Peng

Attest:	/s/ Vincent Lam	By:	/s/ Jack Lai

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-l
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2) ☐

THE BANK OF NEW YORK MELLON
(Exact name of trustee as specified in its charter)

New York	13-5160382
(Jurisdiction of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

One Wall Street, New York, N.Y.	10286
(Address of principal executive offices)	(Zip code)

LDK SOLAR CO., LTD.
(Exact name of obligor as specified in its charter)

Cayman Islands	Not Applicable
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)	(Zip code)

4.75% Convertible Senior Notes due 2013
(Title of the indenture securities)

1.	General information. Furnish the following information as to the Trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Superintendent of Banks of the State of	One State Street, New York, N.Y.
New York	10004-1417, and Albany, N.Y.
12223

Federal Reserve Bank of New York	33 Liberty Street, New York, N.Y.
10045

Federal Deposit Insurance Corporation	Washington, D.C. 20429

New York Clearing House Association	New York, N.Y. 10005
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.
2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).
1.	A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits la and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.	A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-154173).

6.	The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-l filed with Registration Statement No. 333-152735).

7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE
     Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 23rd day of November, 2010.

THE BANK OF NEW YORK MELLON
By:	/S/ SHERMA THOMAS
	Name:	SHERMA THOMAS
	Title:	SENIOR ASSOCIATE

EXHIBIT 7

Consolidated Report of Condition of
THE BANK OF NEW YORK MELLON
of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business September 30, 2010, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

Dollar Amounts In Thousands
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	2,892,000
Interest-bearing balances	71,640,000
Securities:
Held-to-maturity securities	3,857,000
Available-for-sale securities	55,342,000
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	18,000
Securities purchased under agreements to resell	778,000
Loans and lease financing receivables:
Loans and leases held for sale	16,000
Loans and leases, net of unearned income	24,990,000
LESS: Allowance for loan and lease losses	517,000
Loans and leases, net of unearned income and allowance	24,473,000
Trading assets	8,311,000
Premises and fixed assets (including capitalized leases)	1,140,000
Other real estate owned	7,000
Investments in unconsolidated subsidiaries and associated companies	916,000
Direct and indirect investments in real estate ventures	0
Intangible assets:
Goodwill	6,371,000
Other intangible assets	1,852,000

Dollar Amounts In Thousands
Other assets	13,262,000

Total assets	190,875,000

LIABILITIES
Deposits:
In domestic offices	64,871,000
Noninterest-bearing	34,508,000
Interest-bearing	30,363,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	80,811,000
Noninterest-bearing	2,198,000
Interest-bearing	78,613,000
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	3,192,000
Securities sold under agreements to repurchase	27,000
Trading liabilities	9,222,000
Other borrowed money:
(includes mortgage indebtedness and obligations under capitalized leases)	2,228,000
Not applicable
Not applicable
Subordinated notes and debentures	3,490,000
Other liabilities
11,236,000

Total liabilities	175,077,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	1,135,000
Surplus (exclude all surplus related to preferred stock)	8,565,000
Retained earnings	6,545,000
Accumulated other comprehensive income	(809,000)
Other equity capital components	0
Total bank equity capital	15,436,000
Noncontrolling (minority) interests in consolidated subsidiaries	362,000
Total equity capital	15,798,000

Total liabilities and equity capital	190,875,000

     I, Thomas P. Gibbons, Chief Financial Officer of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
Thomas P. Gibbons,
Chief Financial Officer
     We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Robert P. Kelly
Gerald L. Hassell	Directors
Catherine A. Rein